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SEC Mail Processing Section

MAR 01 2018

Washington DC 408

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-67741

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/17 (mm/dd/yy) AND ENDING 12/31/17 (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Strategic Marketing Solutions Ltd., LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

410 North Street
(No. and Street)

Sausalito	**California**	**94965**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Patricia Ter Heun **415-389-8908**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cropper Accountancy Corporation
(Name – if individual, state last, first, middle name)

2977 Ygnacio Valley Rd. #460	**Walnut Creek**	**CA**	**94598**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United State or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, **Patricia Ter Heun**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Strategic Marketing Solutions Ltd., LLC**, as of **December 31, 2017,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Managing Member
Title

DULCE FRANCELY TAFOLLA-RIOS
COMM. # 2137936
NOTARY PUBLIC-CALIFORNIA
MARIN COUNTY
MY COMM. EXP. DEC. 21, 2019

Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Table of Contents

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598
(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Strategic Marketing Solutions, LTD., LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Strategic Marketing Solutions, LTD., LLC as of December 31, 2017, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Strategic Marketing Solutions, LTD., LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Strategic Marketing Solutions, LTD., LLC's management. Our responsibility is to express an opinion on Strategic Marketing Solutions, LTD., LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Strategic Marketing Solutions, LTD., LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Strategic Marketing Solutions, LTD., LLC's financial statements. The supplemental information is the responsibility of Strategic Marketing Solutions, LTD., LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
We have served as Strategic Marketing Solutions, LTD., LLC's auditor since 2015.
Walnut Creek, California
February 27, 2018

Strategic Marketing Solutions Ltd., LLC

Statement of Financial Condition

December 31, 2017

Assets		
Cash and cash equivalents	$	38,943
Accounts receivable		2,446,817
Prepaid expenses		4,210
Total Assets	$	2,489,970
Liabilities and Member's Equity		
Accounts payable and accrued expenses	$	5,090
Total Liabilities		5,090
Member's Equity		2,484,880
Total Liabilities and Member's Equity	$	2,489,970

See accompanying notes.

Strategic Marketing Solutions Ltd., LLC

Statement of Income

For the Year Ended December 31, 2017

Revenue		
Consulting income	$	120,000
Fee Income		1,793,611
Total Revenue	$	1,913,611
Expenses		
Professional fees		26,813
Rerlated Party Expenses		26,138
Other operating expenses		20,791
Total Expenses		73,742
Net Income	$	1,839,869

See accompanying notes.

Strategic Marketing Solutions Ltd., LLC

Statement of Changes in Member's Equity

For the Year Ended December 31, 2017

December 31, 2016	$ 2,922,783
Distributions	(2,323,000)
Capital Contributions	45,228
Net income	1,839,869
December 31, 2017	$ 2,484,880

See accompanying notes.

Strategic Marketing Solutions Ltd., LLC

Statement of Cash Flows

For the Year Ended December 31, 2017

Cash Flows from Operating Activities		
Net income	$	1,839,869
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in:		
Accounts receivable		433,679
Prepaid expenses		75
Increase (decrease) in:		
Accounts payable and accrued expenses		(9,164)
Due to Related Party		(19,081)
Net Cash Provided by Operating Activities		2,245,378
Cash Flows from Financing Activities		
Capital Contribution		45,228
Distributions		(2,323,000)
Net Cash Used by Financing Activities		(2,277,772)
Net Increase in Cash and Cash Equivalents		(32,394)
Cash and cash equivalents at beginning of year		71,337
Cash and Cash Equivalents at End of Year	$	38,943

See accompanying notes.

Strategic Marketing Solutions Ltd., LLC

Notes to the Financial Statements

December 31, 2017

1. Organization

Strategic Marketing Solutions Ltd., LLC (the "Company") was organized as a California limited liability company in September 2007 and was accepted as a member of the Financial Industry Regulatory Authority on January 23, 2008. The Company is a full service marketing consulting firm specializing in raising capital for private equity fund managers from institutional investors.

2. Significant Accounting Policies

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Accounts Receivable
The Company considers accounts receivable to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided. If amounts become uncollectible, they will be charged to operations when that determination is made. As of December 31, 2017, the accounts receivable balance is $2,446,817.

Consulting Income
Revenue is recognized when earned either by a consulting contract or the success of a predetermined specified event and the income is reasonably determinable.

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Income Taxes
The Company, a limited liability company, is taxed as a division of its sole member under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its sole member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is however, subject to the annual California LLC tax of $800 and a California LLC fee based on gross revenue. The Company is no longer subject to examinations by major tax jurisdictions for years before 2014.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2017, the Company's net capital was $33,853 which exceeded the requirement by $28,853.

4. Risk Concentration

Due to the nature of the capital raising and consulting business, the Company's revenue during the period was primarily the result of a few transactions, 100% of the revenue was generated from one client and 99% of receivables was due from one customer.

At various times of the year the companies cash balances may exceed the FDIC insured limit of $250,000. At December 31, 2017, the companies cash balance was under the limit..

5. Related Party Transactions

Strategic Marketing Solutions, LLC (SMS) is a company under common ownership. SMS provides office space and pays most overhead expenses for the Company. Current year expenses due to SMS are $26,138.

During 2017 the owner forgave the 2016 parent amount, $19,071, due to SMS. This was booked as a contribution to capital in 2017.

The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

6. Subsequent Events

The Company has evaluated subsequent events through February 24, 2018 the date which the financial statements were available to be issued. A subsequent event is that the sole member of the Company entered into an equity participation agreement with the Company's main client, True Green Capital Management LLC (TGC). TGC has agreed to grant the sole member of the Company up to 1.8333% interest in TGC in exchange for $1.1 million paid out quarterly in the form of 0.114583% of TGC's outstanding limited liability company interest. This results in quarterly decrease of $68,750 to the Company's receivable from TGC. In addition, the sole member of the Company has the opportunity to earn up to a 3% interest in the management company.

SUPPLEMENTAL INFORMATION

Strategic Marketing Solutions Ltd., LLC
Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2017

Net Capital (Deficit)		
Total member's equity	$	2,484,880
Less: Non-allowable assets		
Accounts receivable		2,446,817
Prepaid expenses		4,210
Total non-allowable assets		2,451,027
Net capital		33,853
Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $5,090 or $5,000, whichever is greater.		5,000
Excess Net Capital	$	28,853

Reconciliation with Company's Net Capital Computation (Included in Part II of Form X-17 A-5 as of December 31, 2017

No Changes

See accompanying notes.

Strategic Marketing Solutions LTD., LLC
Schedule II

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended December 31, 2017

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i). All customer transactions are processed in accordance with Rule 15c3-1(a)(2).

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commissions

For the Year Ended December 31, 2017

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i).

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598

(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598

(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Strategic Marketing Solutions, LTD., LLC.

We have reviewed management's statements, included in the accompanying Management Assertion Letter Regarding Compliance with k which (1) Strategic Marketing Solutions, LTD., LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Strategic Marketing Solutions, LTD., LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (exemption provisions) and (2) stated that Strategic Marketing Solutions, LTD., LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Strategic Marketing Solutions, LTD., LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Strategic Marketing Solutions, LTD., LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph k(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
February 27, 2018

STRATEGIC MARKETING SOLUTIONS

February 27, 2018

I, Patricia Ter Heun Pyeatt, Strategic Marketing Solutions Ltd. LLC's ("SMS") Managing Member represent the following:

1. SMS claims the k(2)(i) exemption to SEA §240. 15c3-3;

2. SMS met the identified exemption provisions in SEA §240. 15c3 (k) throughout the most recent fiscal year without exception; and

3. There were no exceptions during the most recent fiscal year in meeting the identified exemption provisions in SEA §240.15c3-3 (k).

Respectfully submitted,

Patricia Ter Heun Pyeatt
Managing Member

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598
(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Members
Strategic Marketing Solutions, LTD., LLC
Sausalito, California

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Strategic Marketing Solutions, LTD., LLC (Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2017. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2017 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2017. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
February 27, 2018

SIPC-7

(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(35-REV 6/17)

For the fiscal year ended 12/31/2017
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

7*7*****1125*******************ALL FOR AADC 940
67741 FINRA DEC
STRATEGIC MARKETING SOLUTIONS LTD LLC
2302B BRIDGEWAY
SAUSALITO, CA 94965-1707

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A.	General Assessment (item 2e from page 2)	$ 2,870
B.	Less payment made with SIPC-6 filed (exclude interest) 7/12/2017 Date Paid	(2,780)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	90
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 90
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) $ ______	
H.	Overpayment carried forward $(______)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Strategic Marketing Solutions Ltd, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Principal
(Title)

Dated the _____ day of ______________, 20 _____.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2017 and ending 12/31/2017

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12 Part IIA Line 9, Code 4030) $ 1,913,611

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______

(Deductions in excess of $100,000 require documentation) ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $ 1,913,611

2e. General Assessment @ .0015 $ 2,870

(to page 1, line 2.A.)